Proskauer Rose LLP 2049 Century Park East, 32nd Floor Los Angeles, CA 90067-3206

September 1, 2016	Monica J. Shilling Member of the Firm d 310.284.4544 f 310.557.2193 mshilling@proskauer.com www.proskauer.com

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jacob Sandoval

Re:                          Ares Capital Corporation (File No. 333-212788)

Dear Mr. Sandoval:

In telephone conversations on August 4, 2016 and August 23, 2016 you provided us with verbal comments on the registration statement on Form N-2 (the “Registration Statement”) originally filed by Ares Capital Corporation (the “Fund”) on August 1, 2016.  We have revised the Registration Statement to respond to the comments you provided and today filed Amendment No. 2 (“Amendment No. 2”) to the Registration Statement.  We are concurrently filing this letter via EDGAR as a correspondence filing.

Set forth below are the comments verbally provided by the staff of the Securities and Exchange Commission (the “Staff”) and immediately below each comment is the response with respect thereto. Capitalized terms used but not defined herein shall have the meanings set forth in the Registration Statement.

1.                                    Please provide an accounting analysis as to whether the pending acquisition of American Capital, Ltd. is accounted for as a business combination or an asset acquisition. In your analysis, please also address how the Fund overcame the presumption in Article 11-01(d) of Regulation S-X. Please provide an explanation on the purchase accounting treatment if the Fund will have paid more or less than the fair market value of the assets acquired. Please also provide an explanation for the line item “Deemed Contribution from Ares Capital Management.”  In addition, please describe what the Fund’s cost basis in American Capital’s assets will be once the acquisition is completed and how the Fund is determining such cost basis at the closing of the acquisition.

The Fund advises the Staff that the Fund’s pending acquisition (the “American Capital Acquisition”) of American Capital Ltd. (“American Capital”) is being accounted for as an asset acquisition under FASB Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”).

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U.S. Securities and Exchange Commission

September 1, 2016

The Fund considered whether or not the American Capital Acquisition represented a business combination under ASC 805-10 or an asset acquisition under ASC 805-50. Although American Capital is an internally managed BDC, which may constitute a business in its entirety under ASC 805, American Capital shareholders are receiving consideration from two distinct entities, the Fund and the Fund’s investment adviser, Ares Capital Management LLC (“Ares Capital Management”). As a result, each component is being accounted for as a separate and distinct transaction.  In exchange for the consideration paid by the Fund, the Fund is solely receiving the fair value of the net assets of American Capital and therefore from the perspective of the Fund, only an asset acquisition has occurred as it relates to the American Capital Acquisition.  In exchange for the consideration paid by Ares Capital Management, Ares Capital Management is receiving the expected future benefit of increased base management and incentive fees and as such will record an intangible asset on its books related to such expected fees.

Additionally, as indicated in ASC 805, the American Capital Acquisition would not qualify as a business combination if the acquired assets do not constitute a business.  The Fund considered the accounting guidance for acquisitions covered in ASC 805 as well as the rules and regulations of the Securities and Exchange Commission, specifically Rule 11-01(d) of Regulation S-X, in determining whether a “business” has been acquired.

ASC 805 indicates that “a business consists of inputs and processes applied to those inputs that have the ability to create outputs.”  With respect to American Capital, the Fund considered whether or not investments represent inputs. Outputs created by investments are typically net gains, dividend and interest income or fee income. However, no processes are necessary to apply to the investments to result in outputs.  The investments acquired from American Capital all qualify for accounting individually under ASC 310, 320 or 323. Under investment company accounting guidelines, as followed by the Fund, the investments will be accounted for at fair value. As a result, the Fund determined that the investments were not inputs as they did not meet the aspect of ASC 805-10-55-4a that states that outputs are the results of processes applied to inputs.

As part of the American Capital Acquisition, the Fund will not acquire any of the employees of American Capital.  Instead, such employees will first be terminated by American Capital and certain employees may be offered employment by Ares Management, L.P. via one of its subsidiaries, Ares Capital Management or Ares Operations LLC. Ares Management, L.P. does not plan on offering employment to any current members of the senior management of American Capital and does not expect that any significant percentage of the current employees of American Capital will be employed by Ares Management, L.P. or its affiliates on a permanent basis. Additionally, employees of American Capital that do become employees of Ares Management, L.P. or its affiliates will work on matters for other funds managed by Ares Management, L.P. in addition to the Fund’s matters. Through the American Capital Acquisition, the Fund will also receive certain rights to the hardware, software and other processes previously used by American Capital’s management.  However, the Fund is externally managed by Ares Capital Management, and Ares Capital Management already has the necessary processes and systems to manage the acquired assets of American Capital without the need for any additional processes or

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infrastructure.  As such, the hardware, software and other processes previously used by American Capital’s management are inconsequential to the Fund and will likely be ascribed little to no value by the Fund. While there is judgment as to whether the investments acquired represent inputs, the Fund is not acquiring any processes or set of processes that have been ascribed any significant value or value at all nor is the Fund applying any of such processes to the investments to create outputs.  As a result, the Fund does not believe that it is acquiring a business as defined under the guidance of ASC 805 and has concluded that the American Capital Acquisition is not a business combination from its perspective. Accordingly, the Fund believes it is appropriate to follow the guidance under ASC 805-50 and consider the American Capital Acquisition as an asset acquisition.

Article 11-01(d) of Regulation S-X also states that “the term business should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity’s operations prior to and after the transactions...”  Although there is a presumption in Article 11-01(d) of Regulation S-X that a “separate entity, a subsidiary, or a division is a business,” there will not be continuity in the operations of American Capital following the completion of the transaction.  As discussed above, the Fund will not acquire any of the employees of American Capital and the employees of American Capital will be terminated.  Also, the hardware, software and other processes previously used by American Capital’s management will likely be inconsequential to the Fund because the Fund is externally managed by Ares Capital Management and Ares Capital Management will manage the acquired assets of American Capital without the need for any additional processes or infrastructure. As a result, even though the Fund is acquiring an entity as part of the American Capital Acquisition, the Fund does not believe it is acquiring a business based on the facts and circumstances of the transaction.

As disclosed by the Fund in Notes 1 and 2 to the Unaudited Pro Forma Condensed Consolidated Financial Statements (the “Pro Forma Financials”) included in the Registration Statement, the fair value of the merger consideration paid by the Fund is allocated to the assets acquired and liabilities assumed based on their relative fair values as of the date of acquisition and will not give rise to goodwill. If the fair value of the net assets acquired exceeds the fair value of the merger consideration paid by the Fund, then the Fund would record a deemed contribution from Ares Capital Management in an amount up to approximately $275 million by analogy to SAB Topic 5T. If the fair value of the net assets acquired exceeds the fair value of the total merger consideration paid by the Fund and by Ares Capital Management, then the Fund would recognize a gain for such excess. Alternatively, if the fair value of the net assets acquired is less than the fair value of the merger consideration paid by the Fund, then the Fund would recognize a loss on purchase. As indicated in Note 2 to the Pro Forma Financials regarding the preliminary pro forma purchase price allocation calculated as of June 30, 2016, the estimated fair value of the net assets acquired on a pro forma basis exceeds the estimated fair value of the merger consideration paid by the Fund resulting in the recognition of a deemed contribution from Ares Capital Management of approximately $39 million, which would be recorded by the Fund in the period the American Capital Acquisition is completed.

U.S. Securities and Exchange Commission

September 1, 2016

As disclosed by the Fund in footnote 1 to the Pro Forma Schedule of Investments, the cost basis of the assets acquired in the American Capital Acquisition will be the fair value ascribed to such assets as of the date the American Capital Acquisition is completed.  The accounting standards and methodology in which the Fund determines the fair value of the assets to be acquired in the American Capital Acquisition is set forth in detail in Note 1 to the Pro Forma Financials. Additionally, as the American Capital Acquisition will be a taxable transaction, as is consistent with investment company accounting guidelines, the cost basis for tax purposes will be stepped up to fair value as well.

2.                                    Page 82 – Please revise your disclosure in footnote 1 to the Pro Forma Schedule of Investments to more clearly explain the $181 million estimated purchase price allocation adjustment.

The Fund has revised the disclosure as requested in footnote 1 to the Pro Forma Schedule of Investments on page 82 of Amendment No. 2.

3.                                    Please provide an accounting analysis as to how the Fund is treating potential contingent liabilities of American Capital that may be acquired in the pending acquisition of American Capital.

As discussed above, the American Capital Acquisition is being accounted for as an asset acquisition under ASC 805. As part of the purchase accounting under ASC 805, any current or contingent liabilities of American Capital that are being acquired by the Fund in connection with the American Capital Acquisition will be assumed by the Fund based on their relative fair values as of the date of acquisition, as determined by the Fund. As of June 30, 2016, the pro forma financial statements reflect the Fund’s best estimate of the fair value of all liabilities that would need to be accrued for as is required by ASC 805 and more generally as required by GAAP. These include liabilities such as future lease obligations or other incurred but unpaid operating expenses to be assumed by the Fund in connection with the American Capital Acquisition. As of June 30, 2016, there was no accrual made for any contingent liabilities such as potential litigation as such amounts were not yet estimable or probable.

GENERAL COMMENTS

4.                                    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

The Fund understands that:

(a)                               the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

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September 1, 2016

(b)                              Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)                               the Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We look forward to discussing with you any additional questions you may have regarding the Registration Statement. Please do not hesitate to call me at (310) 284-4544.

Very truly yours,

/s/ Monica J. Shilling

Monica J. Shilling

cc:	Penni Roll, Chief Financial Officer of Ares Capital Corporation
Joshua M. Bloomstein, General Counsel of Ares Capital Corporation